Fourth Quarter and Full Year 2023 Earnings Call February 21, 2024 Exhibit 99.2

Certain statements contained in this presentation may constitute forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. This presentation may contain “forward-looking statements” with respect to our business, results of operations and financial condition, and our expectations or beliefs concerning future events and conditions. You can identify forward-looking statements because they contain words such as, but not limited to, “believes,” “expects,” “may,” “should,” “approximately,” “anticipates,” “estimates,” “intends,” “plans,” “targets,” likely,” “will,” “would,” “could” and similar expressions (or the negative of these terminologies or expressions). All forward-looking statements involve risks and uncertainties. Many risks and uncertainties are inherent in our industry and markets, while others are more specific to our business and operations. These risks and uncertainties include, but are not limited to: market competition; economic downturn; disruption to business operations; the Russian war on Ukraine and other geopolitical tensions; the inability to meet customer demand and quality requirements; the loss of key customers, suppliers or other business relationships; supply disruptions; excessive inflation; the capacity and effectiveness of our hedging policy activities; the loss of key employees; levels of indebtedness which could limit our operating flexibility and opportunities; and other risk factors set forth under the heading “Risk Factors” in our Annual Report on Form 20-F, and as described from time to time in subsequent reports filed with the U.S. Securities and Exchange Commission. The occurrence of the events described and the achievement of the expected results depend on many events, some or all of which are not predictable or within our control. Consequently, actual results may differ materially from the forward-looking statements contained in this press release. We undertake no obligation to update or revise any forward-looking statement as a result of new information, future events or otherwise, except as required by law. Forward-Looking Statements

Non-GAAP Measures This presentation includes information regarding certain non-GAAP financial measures, including VAR, Adjusted EBITDA, Adjusted EBITDA per metric ton, Free Cash Flow, Adjusted NOPAT, Invested Capital, Adjusted ROIC and Net debt. These measures are presented because management uses this information to monitor and evaluate financial results and trends and believes this information to also be useful for investors. Adjusted EBITDA measures are frequently used by securities analysts, investors and other interested parties in their evaluation of Constellium and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results. VAR, Adjusted EBITDA, Adjusted EBITDA per Metric Ton, Free Cash Flow, Adjusted NOPAT, Invested Capital, Adjusted ROIC and Net debt are not presentations made in accordance with IFRS and may not be comparable to similarly titled measures of other companies. These non-GAAP financial measures supplement our IFRS disclosures and should not be considered an alternative to the IFRS measures. This presentation provides a reconciliation of non-GAAP financial measures to the most directly comparable GAAP financial measures. We are not able to provide a reconciliation of Adjusted EBITDA guidance to net income, the comparable GAAP measure, because certain items that are excluded from Adjusted EBITDA cannot be reasonably predicted or are not in our control. In particular, we are unable to forecast the timing or magnitude of realized and unrealized gains and losses on derivative instruments, metal price lag, impairment or restructuring charges, or taxes without unreasonable efforts, and these items could significantly impact, either individually or in the aggregate, our net income in the future.

Jean-Marc Germain Chief Executive Officer

Safety is Our Top Priority

Recordable Case Rate[1]


3.31
3.22
2.28
2.40
1.82
1.85
1.85
1.95
1.5
2016
2017
2018
2019
2020
2021
2022
2023
Target

- Our Levice operation completed 2 million hours without a recordable case in 2023
- Bowling Green, Changchun, Decin, Muscle Shoals, Neuf Brisach, Ravenswood and Van Buren each completed 1 million hours without a recordable case in 2023
- 9 sites finished 2023 with zero recordable cases
- 6 sites completed multi-year stretches without a recordable case in 2023

[1] Recordable case rate measures the number of fatalities, serious injuries, lost-time injuries, restricted work injuries, or medical treatments per one million hours worked.

Delivered best-in-class safety performance in 2023 with a recordable case rate of 1.95; focus on safety is never ending, targeting 1.5 recordable case rate by 2025

Constellium
Fourth Quarter 2023 – Earnings Call 5

+15% Adjusted EBITDA Bridge Ø Shipments: 336 thousand tons (-9% YoY) Ø Revenue: €1.6 billion (-13% YoY) Ø Value-Added Revenue (VAR): €681 million (-2% YoY) Ø Net income: €11 million Ø Adjusted EBITDA: €171 million (+15% YoY) Ø Cash from Operations: €185 million Ø Free Cash Flow: €58 million € in millions Strong Q4 results despite significant cost pressures and demand headwinds; Adjusted EBITDA and Free Cash Flow in-line with our prior guidance Q4 2023 Highlights

Ø Shipments: 1.5 million tons (-6% YoY) Ø Revenue: €7.2 billion (-11% YoY) Ø VAR: €2.9 billion (+7% YoY) Ø Net income: €129 million Ø Adjusted EBITDA: €713 million (+6% YoY) Ø Record Adjusted EBITDA in A&T Ø Cash from Operations: €506 million Ø Free Cash Flow: €170 million Ø Adjusted ROIC: 11.3% (up 30 bps YoY) Ø Leverage: 2.3x at December 31, 2023 Strong performance in 2023: delivered record Adjusted EBITDA and strong Free Cash Flow; Announced share repurchase program of up to $300 million expiring in Dec. 2026 FY 2023 Highlights +6% Adjusted EBITDA Bridge € in millions Net Debt / LTM Adjusted EBITDA Down 0.5x

Jack Guo Chief Financial Officer

Value-Added Revenue Bridge Q4 2023 vs. Q4 2022 € millions -2% FY 2023 vs. FY 2022 € millions +7%

Packaging & Automotive Rolled Products Q4 2023 Q4 2022 %r Shipments (kt) 238 254 (6)% Revenue (€m) 865 1,008 (14)% Adj. EBITDA (€m) 82 71 16% Adj. EBITDA (€ / t) 345 278 24% Q4 2023 Performance Ø Adjusted EBITDA of €82 million Ø Higher automotive shipments; lower packaging and specialty shipments Ø Improved price and mix Ø Favorable metal costs, inflation and energy-related government grants; mostly offset by higher operating costs Ø Unfavorable FX/Other Q4 Adjusted EBITDA Bridge FY Adjusted EBITDA Bridge

Aerospace & Transportation Q4 2023 Q4 2022 %r Shipments (kt) 48 53 (9)% Revenue (€m) 408 422 (3)% Adj. EBITDA (€m) 76 56 36% Adj. EBITDA (€ / t) 1,583 1,079 47% Ø Adjusted EBITDA of €76 million Ø Higher aerospace shipments; lower TID shipments Ø Improved price and mix Ø Higher operating costs Ø Favorable FX/Other Q4 2023 Performance Q4 Adjusted EBITDA Bridge FY Adjusted EBITDA Bridge

Q4 2023 Performance Automotive Structures & Industry Q4 2023 Q4 2022 %r Shipments (kt) 50 61 (17)% Revenue (€m) 334 428 (22)% Adj. EBITDA (€m) 25 31 (22)% Adj. EBITDA (€ / t) 500 514 (3)% Ø Adjusted EBITDA of €25 million Ø Automotive shipments stable; lower industry shipments Ø Improved price and mix Ø Lower operating costs more than offset by inflation Ø Unfavorable FX/Other Q4 Adjusted EBITDA Bridge FY Adjusted EBITDA Bridge

Broad based and significant inflationary pressures continued throughout most of 2023, although pressure began to ease in some categories in Q4 2023 Inflationary pressures expected to continue in 2024 though at more moderated levels Labor and other non-metal costs higher 2024 energy largely secured at moderately more favorable levels compared to 2023, although still well above historical averages A number of tools working to offset inflation: Solid cost control Inflationary protection mechanisms Contracts with better pricing and better protections Cost Pressures and Mitigants Managing the Current Inflationary Environment Inflationary pressures persist but manageable Adjusted EBITDA Bridge (2023 vs. 2022) Addressing Inflationary Pressures € millions NOTE: Volume and Price & Mix do not match the sum of the Segment bridges due to the Segment mix impact.

Free Cash Flow

2023 Free Cash Flow Highlights

- Solid Free Cash Flow of €170 million
  - Strong Adjusted EBITDA
  - Higher capital expenditures
  - Higher cash taxes and cash interest
- €820 million of Free Cash Flow generated over the last 5 years

€ in millions	FY 2023	FY 2022
Net cash flows from operating activities	506	451
Purchases of property, plant and equipment, net of grants received	(336)	(269)
Free Cash Flow	170	182

Consistent Free Cash Flow Generation



€ in millions
150
100
50
-
H1 2019
H2 2019
H1 2020
H2 2020
H1 2021
H2 2021
H1 2022
H2 2022
H1 2023
H2 2023

Current 2024 Expectations

- Free Cash Flow: >€130 million
  - Capex: ~€370 million
  - Cash interest: ~€125 million
  - Cash taxes: ~€55 million
  - TWC/Other: modest use of cash
- Announced share repurchase program of up to $300 million expiring in Dec. 2026; expect to begin in H1 2024

Constellium

Fourth Quarter 2023 – Earnings Call 14

Ø Leverage at 2.3x, a multi-year low Ø Target leverage range of 1.5x to 2.5x Ø Continued to reduce gross debt in 2023 Ø Redeemed $50 million of 2026 bonds Ø Reduced short-term borrowings Ø No near-term bond maturities Ø Strong liquidity position € in millions Net Debt and Leverage Maturity Profile(1) Liquidity € in millions € in millions Leverage: Net Debt / LTM Adjusted EBITDA Debt / Liquidity Highlights Net Debt and Liquidity (1) See Borrowings Table in the Appendix for more details. Strong balance sheet and improved financial flexibility give us confidence to manage varying business conditions

Changes to the Presentation of Certain Non-GAAP Financial Measures Ø Changes are based on discussions with staff of the SEC and will be reflected when we report first quarter 2024 results Ø The Company will no longer report Value-Added Revenue Ø The Company will revise its definition of Adjusted EBITDA to no longer exclude the non-cash impact of metal price lag Ø Constellium will continue to exclude the non-cash impact of metal price lag from its Segment Adjusted EBITDA, which it uses for evaluating the performance of its operating segments Ø Consolidated Adjusted EBITDA following the revision, less the non-cash impact of metal price lag, is equal to consolidated Adjusted EBITDA prior to the revision of its definition Ø Constellium will continue to provide its investors and other stakeholders with all the information necessary to understand the non-cash impact of metal price lag on its reported results Ø The Company will continue to provide Adjusted EBITDA guidance excluding the non-cash impact of metal price lag Ø Leverage will continue to be calculated as Net debt divided by Adjusted EBITDA, excluding metal price lag Ø For comparability, please refer to the tables (next two slides) to see a reconciliation of prior periods’ Adjusted EBITDA under the current definition to the future definition

Year ended December 31, (in millions of Euros) 2023 2022 2021 2020 2019 Net income 129 308 262 (17) 64 Income tax expense / (benefit) 67 (105) 55 (17) 18 Income before tax 196 203 317 (34) 82 Finance costs - net 141 131 167 159 175 Share of income of joint-ventures — — — — (2) Income from operations 337 334 484 125 255 Depreciation and amortization 294 287 267 259 256 Impairment of assets — — — 43 — Restructuring costs — 1 3 13 4 Unrealized (gains) / losses on derivatives 3 46 (35) (16) (33) Unrealized exchange losses from the remeasurement of monetary assets and liabilities - net 2 1 (1) (1) — Losses / (gains) on pension plan amendments — (47) 32 2 (1) Share based compensation costs 20 18 15 15 16 Start-up and development costs — — — 5 11 (Gains) / losses on disposal (29) 4 3 4 3 Bowling Green one-time cost related to the acquisition — — — — 5 Other — — — 8 — Metal price lag 86 29 (187) 8 46 Adjusted EBITDA (current) 713 673 581 465 562 Less: Metal price lag (86) (29) 187 (8) (46) Adjusted EBITDA (future) 627 644 768 457 516 Reconciliation of Net Income to Adjusted EBITDA

Three months ended (in millions of Euros) December 31, 2023 September 30, 2023 June 30, 2023 March 31, 2023 Net income 11 64 32 22 Income tax expense / (benefit) 32 18 12 5 Income before tax 43 82 44 27 Finance costs - net 35 36 35 35 Income from operations 78 118 79 62 Depreciation and amortization 73 77 72 72 Unrealized (gains) / losses on derivatives (2) (23) 20 8 Unrealized exchange losses from the remeasurement of monetary assets and liabilities - net 2 — 1 (1) Share based compensation costs 5 5 7 3 Losses / (gains) on disposal 1 (36) — 6 Metal price lag 14 27 30 16 Adjusted EBITDA (current) 171 168 209 166 Less: Metal price lag (14) (27) (30) (16) Adjusted EBITDA (future) 157 141 179 150 Reconciliation of Net Income to Adjusted EBITDA

Jean-Marc Germain Chief Executive Officer

Market Commentary Packaging Canstock inventory adjustments appear largely behind us in both North America and Europe Demand has stabilized in recent quarters though still relatively low given inflationary environment and lack of promotional activity; expecting growth to return in 2024 Long-term trends remain in place with low to mid single digit growth expected in both North America and Europe Automotive Production of light vehicles still below pre-COVID levels in both North America and Europe Demand decelerated in H2 2023 though remains healthy; impact seen more on electric vehicle platforms Consumer demand for luxury cars, light trucks, and SUVs remains steady Lightweighting megatrend driving increased demand for rolled and extruded products; long-term electrification trend still intact Aerospace Recovery continued in Q4, though still below pre-COVID levels Major OEMs remain focused on increasing build rates for both narrow and wide body aircraft Long-term trends expected to remain intact, including increased passenger traffic Demand strong in business/regional jet, defense and space Other Specialties Transportation, Industry and Defense (Rolled): Demand is generally weak Demand in North America more stable than Europe Industry (Extrusions): Europe: Demand remains weak across industrial markets A Diversified Platform LTM Revenue by End Market End Market Updates

Targets Strong performance in 2023 Record Adjusted EBITDA and strong Free Cash Flow despite a number of challenges including significant inflationary pressures and demand headwinds in several end markets Strong operational performance and cost control Leverage at 2.3x, a multi-year low Exciting future ahead with opportunities to grow our business and enhance profitability and returns Diversified portfolio serving generally resilient end markets Durable, sustainability-driven secular growth trends driving increased demand for our products Infinitely recyclable aluminium is part of the circular economy Substantial value creation opportunities remain longer term; planting the seeds today for future growth and profitability Execution focused with proven ability to flex costs Healthy balance sheet with improved financial flexibility Received Board authorization for share repurchase program of up to $300 million over a three year period (expires in Dec. 2026) Key Messages and Guidance 2024 Adjusted EBITDA(1): €740 to €770 million 2024 Free Cash Flow: >€130 million Long-Term Adjusted EBITDA(1): >€800 million in 2025 Leverage: 1.5x - 2.5x Focused on executing our strategy and increasing shareholder value (1) Excludes the non-cash impact of metal price lag.

Appendix

Three months ended December 31, Year ended December 31, (in millions of Euros) 2023 2022 2023 2022 Revenue 1,613 1,844 7,239 8,120 Hedged cost of alloyed metal (939) (1,212) (4,374) (5,403) Revenue from incidental activities (7) (5) (27) (21) Metal price lag 14 69 86 29 VAR 681 696 2,924 2,725 Adjusted EBITDA 171 148 713 673 VAR Margin 25.1% 21.2% 24.4% 24.7% VAR Reconciliation

Three months ended December 31, Year ended December 31, (in millions of Euros) 2023 2022 2023 2022 Net income 11 30 129 308 Income tax expense / (benefit) 32 (3) 67 (105) Income before tax 43 27 196 203 Finance costs - net 35 33 141 131 Income from operations 78 60 337 334 Depreciation and amortization 73 78 294 287 Restructuring costs — 1 — 1 Unrealized (gains) / losses on derivatives (2) (19) 3 46 Unrealized exchange losses from the remeasurement of monetary assets and liabilities - net 2 (1) 2 1 Losses / (gains) on pension plan amendments — (47) — (47) Share based compensation costs 5 5 20 18 Metal price lag 14 69 86 29 (Gains) / losses on disposal 1 2 (29) 4 Adjusted EBITDA 171 148 713 673 Reconciliation of Net Income to Adjusted EBITDA

(in millions of Euros) Three months ended December 31, Year ended December 31, 2023 2022 2023 2022 Net cash flows from operating activities 185 128 506 451 Purchases of property, plant and equipment, net of grants received (127) (106) (336) (269) Free Cash Flow 58 22 170 182 (in millions of Euros) H2 2022 H1 2022 H2 2021 H1 2021 Net cash flows from operating activities 282 169 209 148 Purchases of property, plant and equipment, net of grants received (186) (83) (155) (67) Free Cash Flow 96 86 54 81 Free Cash Flow Reconciliation (in millions of Euros) H2 2020 H1 2020 H2 2019 H1 2019 Net cash flows from operating activities 182 152 187 260 Purchases of property, plant and equipment, net of grants received (81) (98) (141) (130) Free Cash Flow 101 54 46 130

(in millions of Euros) December 31, 2023 September 30, 2023 June 30, 2023 March 31, 2023 December 31, 2022 Borrowings 1,868 1,909 2,028 2,099 2,056 Fair value of net debt derivatives, net of margin calls (2) — — 1 1 Cash and cash equivalents (202) (159) (178) (193) (166) Net Debt 1,664 1,750 1,850 1,907 1,891 LTM Adjusted EBITDA 713 690 682 672 673 Leverage 2.3x 2.5x 2.7x 2.8x 2.8x Net Debt Reconciliation

Twelve months ended (in millions of Euros) December 31, 2023 September 30, 2023 June 30, 2023 March 31, 2023 December 31, 2022 Net income 129 148 215 151 308 Income tax expense / (benefit) 67 32 (123) (139) (105) Income before tax 196 180 92 12 203 Finance costs - net 141 139 139 136 131 Income from operations 337 319 231 148 334 Depreciation and amortization 294 299 295 293 287 Restructuring costs — 1 1 1 1 Unrealized losses / (gains) on derivatives 3 (14) (10) 111 46 Unrealized exchange losses / (gains) from the remeasurement of monetary assets and liabilities - net 2 (1) — 1 1 Losses on pension plan amendments — (47) (47) (47) (47) Share based compensation costs 20 20 19 17 18 Metal price lag 86 141 184 139 29 (Gains) / losses on disposals (29) (28) 9 9 4 Adjusted EBITDA 713 690 682 672 673 Reconciliation of Net Income to Adjusted EBITDA

Year ended December 31, (in millions of Euros) 2023 2022 Net income 129 308 Income tax expense / (benefit) 67 (105) Income before tax 196 203 Finance costs - net 141 131 Income from operations 337 334 Unrealized losses on derivatives 3 46 Unrealized exchange losses from the remeasurement of monetary assets and liabilities - net 2 1 Losses / (gains) on pension plan amendments — (47) Share based compensation costs 20 18 Metal price lag 86 29 (Gains) / losses on disposals (29) 4 Tax impact(1) (103) (92) Adjusted NOPAT (A) 316 293 (1) Tax impact on net operating profit computed using the Group's average statutory tax rate (2) Trade receivables derecognized under our factoring agreements (in millions of Euros) 2022 2021 Intangible assets 54 58 PP&E, net 2,017 1,948 Trade receivables and other - current 539 683 Derecognized trade receivables(2) 368 345 Inventories 1,320 1,050 Trade payables and other - current (1,467) (1,377) Provisions current portion (21) (20) Income tax payable (16) (34) Total Invested Capital (B) 2,794 2,653    (in millions of Euros) 2023 2022 Adjusted NOPAT for fiscal year (A) 316 293 Total invested capital as of December 31 of prior year (B) 2,794 2,653 Adjusted ROIC (A)/(B) 11.3% 11.0% Reconciliation of Net Income to Adjusted NOPAT and Adjusted ROIC

At December 31, At December 31, 2023 2022 (in millions of Euros) Nominal Value in Currency Nominal Rate Nominal Value in Euros (Arrangement fees) Accrued Interests Carrying Value Carrying Value Secured Pan-U.S. ABL(due 2026) $— Floating — — — — 81 Senior Unsecured Notes Issued November 2017 and due 2026 $250 5.875% 226 (1) 5 230 285 Issued November 2017 and due 2026 €400 4.250% 400 (2) 6 404 403 Issued June 2020 and due 2028 $325 5.625% 294 (4) 1 291 301 Issued February 2021 and due 2029 $500 3.750% 453 (5) 4 452 467 Issued June 2021 and due 2029 €300 3.125% 300 (4) 4 300 300 Lease liabilities 153 — 1 154 168 Other loans 37 — — 37 51 Total Borrowings     1,863 (16) 21 1,868 2,056 Of which non-current     1,814 1,908 Of which current 54 148 Borrowings Table